

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Ashley Cordova
Chief Financial Officer
NovoCure Ltd.
No. 4 The Forum
Grenville Street
St. Helier, Jersey JE2 4UF

> **Re: NovoCure Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **Form 10-Q for the Quarterly Period Ended June 30, 2020**
> **Filed July 30, 2020**
> **File No. 001-37565**

Dear Ms. Cordova:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2020

Item 6. Exhibits, page 25

1. We note that the certifications filed as Exhibits 31.1 and 31.2 exclude the introductory language regarding internal control over financial reporting in the fourth paragraph. In your amended filings, please provide revised certifications that include the required information.

2. We note that both your Section 906 certifications filed as Exhibits 32.1 and 32.2 incorrectly refer to the Form 10-Q for the quarter ended June 30, 2019. Please file a full amendment to the filing to provide corrected Section 906 certifications. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2020.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences